Exhibit 99.15

CONSENT OF R. RAUTENBACH

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated March 9, 2011 (as revised on March 24, 2011) entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	The management’s discussion and analysis of the Company for the year ended December 31, 2011, which included reference to the undersigned in connection with information relating to the Twangiza Report; and

3.	The annual information form of the Company dated March 26, 2012, which includes reference to my name in connection with information relating to the Twangiza Report.

Date: March 26, 2012

/s/ Rudi Rautenbach
Name: Rudi Rautenbach, Pr. TechEng, Pr. SciNat
Title: Studies Manager